Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description summarizes certain important terms of our capital stock. This description summarizes the provisions of our sixth amended and restated certificate of incorporation and second amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. This description is qualified in its entirety and should be read in conjunction with our sixth amended and restated certificate of incorporation and our second amended and restated bylaws and to the applicable provisions of Delaware law.

On August 6, 2025, the Board of Directors and the stockholders of Virtuix approved the Reclassification. Prior to this Reclassification, the Company’s authorized capital stock consisted of multiple classes and series, including Common Stock, Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series B Preferred Stock. Each of these classes and series had distinct rights, preferences, and privileges, including with respect to voting, dividends, liquidation preferences, and conversion rights.

As a result of the Reclassification, all outstanding shares of the Company’s capital stock, including all series of preferred stock and any previously outstanding common stock, were automatically reclassified and converted on a one-for-one basis into shares of Class A common stock. Following the Reclassification, Mr. Goetgeluk exchanged all of his Class A common stock for shares of Class B common stock on a one-for-one basis. Currently, only Class A common stock, Class B common stock, and undesignated and unissued preferred stock are authorized.

Common Stock

We are authorized to issue 400,000,000 shares of capital stock, which consist of: (i) 300,000,000 shares of Class A common stock, par value $0.001 per share, (ii) 50,000,000 shares of Class B common stock, par value $0.001 per share, and (iii) 50,000,000 shares of undesignated preferred stock.

Voting Rights

Holders of Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise required by Delaware law or our Certificate. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to twenty votes per share. The holders of our Class B common stock will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and the approval of any change in control transaction, for so long as they hold a majority of the voting power of our outstanding capital stock.

Under our Certificate, the number of authorized shares of either class of common stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock entitled to vote, without a separate class vote, except as otherwise required by law or our Certificate of Incorporation.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, holders of Class A common stock and Class B common stock are entitled to receive dividends and other distributions as may be declared from time to time by our board of directors out of funds legally available therefor. Dividends and distributions must be paid equally, identically, and ratably on a per-share basis to holders of Class A common stock and Class B common stock, unless different treatment is approved by a majority of each class, voting separately as a class. In the event a dividend is paid in the form of shares of common stock, holders of Class A common stock will receive Class A common stock and holders of Class B common stock will receive Class B common stock.

Subdivisions and Combinations

If we subdivide or combine the outstanding shares of either class of common stock, the outstanding shares of the other class will be subdivided or combined in the same proportion and manner, unless different treatment is approved by a majority of each class, voting separately as a class.

Change of Control Transactions

In connection with any change of control transaction, shares of Class A common stock and Class B common stock will be treated equally, identically, and ratably, on a per-share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders, unless different treatment is approved by a majority of each class, voting separately as a class.

Conversion Rights

Each share of Class B common stock is convertible at any time at the option of the holder into one (1) share of Class A common stock. Shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock upon (i) any transfer of such shares, except for certain permitted transfers to affiliates or family members as described in the Certificate, or (ii) the date specified by written notice and certification request from the Company if the holder fails to provide satisfactory certification of continued ownership, subject to certain exceptions. In addition, all outstanding shares of Class B common stock will automatically convert into Class A common stock upon the affirmative vote of the holders of at least two-thirds of the outstanding shares of Class B common stock, voting as a single class. Once converted, shares of Class B Common Stock may not be reissued.

Other Rights

Holders of Class A common stock and Class B common stock have no preemptive or subscription rights, and there are no redemption or sinking fund provisions applicable to either class. Upon liquidation, dissolution, or winding up of the Company, holders of Class A common stock and Class B common stock are entitled to share ratably in all assets remaining after payment of liabilities and any preferential rights of any outstanding preferred stock.

Preferred Stock

Our Certificate provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Class A common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of our control or the removal of our existing management.

Amended and Restated Investors’ Rights Agreement

Registration Rights

Under our Amended and Restated Investors’ Rights Agreement, dated March 10, 2016, by and among the Virtuix and investors party thereto (as amended by Amendment No. 1, dated September 20, 2020, and Amendment No. 2, dated January 31, 2023, the “Investors’ Rights Agreement”) certain holders of shares of our common stock, or their transferees, have the right to require us to register common stock held by or issuable to such holders (the “registrable securities”) under the Securities Act so that those shares may be publicly resold, and the holders of these shares of common stock, or their transferees, have the right to include their shares in any registration statement we file, in each case as described below.

Demand registration rights: Certain holders of our common stock are entitled to certain demand registration rights. Pursuant to the Investors’ Rights Agreement, beginning after March 10, 2021, the holders of at least a majority of such registrable securities may request that we register all or a portion of their shares, subject to certain specified exceptions.

S-3 registration rights: Certain holders of shares of our common stock are entitled to certain Form S-3 registration rights. The holders of such registrable securities may request that we register all or a portion of their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with an aggregate offering price to the public which equals or exceeds $1.0 million. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback registration rights: In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, certain holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

Preemptive Rights

Under our Investors’ Rights Agreement, holders that acquire at least 85,000 shares of registerable securities generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the Company. Holders of less than 85,000 shares do not have preemptive rights. Such preemptive rights will terminate at such time as the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act.

Anti-Takeover Effects of our Certificate of Incorporation, Bylaws and Delaware Law

Classified Board

Our Certificate requires our board of directors to be divided into three classes serving staggered three-year terms, with one class elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors.

The following table summarizes composition of our Board:

Name	Class	Expiration of Term
David Allan	II	2027 Annual Meeting
Ugo de Charette	I	2026 Annual Meeting
John Cunningham	I	2026 Annual Meeting
Jan Goetgeluk	III	2028 Annual Meeting
Parthkumar Jani	I	2026 Annual Meeting
Randolph Read	II	2027 Annual Meeting

Advance Notice Requirements

Our second amended and restated bylaws contain advance notice procedures for stockholder proposals and director nominations. These procedures are the exclusive means by which a stockholder may bring business before an annual meeting or nominate directors (other than matters eligible for inclusion under Exchange Act Rule 14a-8). To be timely for an annual meeting, a stockholder’s written notice generally must be received by our secretary at our principal executive offices not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the one-year anniversary of the preceding year’s annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary, or if no annual meeting was held in the prior year, notice must be received not later than the close of business on the later of the 90th day before the scheduled meeting date or the 10th day following the first public announcement of the meeting date. If the number of directors to be elected is increased and there is no public announcement of all nominees or the size of the board at least 10 days before the last date for timely notice, a stockholder’s notice with respect to nominees for the new positions will be timely if received not later than the 10th day following the first public announcement thereof.

A proposing stockholder must be a holder of record entitled to vote at the meeting, must appear in person or by qualified proxy at the meeting, and must include in its notice the information specified by the bylaws. For director nominations, required information includes, among other things, information about each nominee (e.g., name, addresses, occupation, security ownership, any derivative or synthetic equity interests, consents and questionnaires, agreements or understandings regarding service or voting, and other information required by Regulation 14A), as well as information about the proposing stockholder and beneficial owners on whose behalf the nomination is made (e.g., holdings of our securities and synthetic equity interests, voting arrangements, dividend rights decoupled from ownership, performance fee arrangements, relevant litigation or relationships, and other information required by Regulation 14A). For other business, the notice must include a description of the business, the reasons for conducting it, the text of any proposed resolutions or bylaw amendments, and any material interest of the proposing stockholder or beneficial owner.

Proposing stockholders must also provide a “Solicitation Statement” regarding their intent to solicit proxies and, if soliciting in support of director nominees other than our nominees, must represent compliance with Rule 14a-19 under the Exchange Act (the universal proxy rule). The bylaws require proposing stockholders to update and supplement their notice so that the information is true and correct as of the record date and as of 10 business days before the meeting, with specified deadlines, and to promptly notify us of certain changes (including if they cease soliciting in accordance with their representations). If a proposing stockholder fails to comply with Rule 14a-19, including providing required notices and evidence of solicitation, the nominee(s) will be disqualified and no vote will occur on such nominee(s).

Only business brought in accordance with these procedures may be conducted at an annual meeting. The Board (or a designated committee) or the chair of the meeting has authority to determine whether a notice complies with the bylaws, and we may disregard nominations or business that do not comply. For special meetings, only the matters set forth in the notice of meeting may be brought, and stockholders may not bring nominations or other business unless a special meeting is held in lieu of an annual meeting; in that case, the annual-meeting advance notice procedures apply. In addition, any stockholder directly or indirectly soliciting proxies must use a proxy card color other than white, which is reserved for use by our board of directors.

Director Removal and Vacancies

Our Certificate provides that, subject to the rights of any series of preferred stock, any director (including a director elected by the remaining directors to fill a vacancy) or the entire board may be removed, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the outstanding shares entitled to elect such director, acting at a duly organized meeting of stockholders or by written consent.

Vacancies on the Board, however occurring (including due to an increase in the size of the board, or the death, resignation, disqualification or removal of a director), and any newly created directorships resulting from an increase in the number of directors, may be filled solely and exclusively by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director, and may not be filled by the stockholders. Any director so chosen will hold office for the remainder of the full term of the class in which the vacancy occurred or the new directorship was created and until such director’s successor is duly elected and qualified or until earlier resignation, death or removal. When the number of directors is increased or decreased, the board will determine the class or classes to which the increased or decreased number of directors will be apportioned; provided that no decrease in the number of directors will shorten the term of any incumbent director. These provisions are subject to any separate rights of holders of preferred stock to elect directors, remove any director they are entitled to elect, and fill vacancies relating to such directorships. In addition, Jan Goetgeluk, our Chief Executive Officer and Chairman, holds a majority of the voting power of the outstanding shares of the Company and therefore could, subject to the rights of any series of preferred stock, unilaterally remove directors.

Undesignated Preferred Stock

Our Certificate provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our shareholders, our board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, our Certificate grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of Class A common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in our control.

Exclusive Forum

Our Certificate provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act or any other claim for which the federal district courts of the U.S. of America shall be the exclusive jurisdiction.

Notwithstanding the foregoing, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and our fifth amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our fifth amended and restated certificate of incorporation, but there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Moreover, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our fifth amended and restated certificate of incorporation provides that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our Certificate. Our choice of forum provision may impose additional litigation costs on stockholders in pursuing claims and may limit a stockholder’s ability to bring a claim in a judicial forum that it believes to be favorable for disputes with us or any of our directors, officers or other employees, which may discourage lawsuits with respect to such claims.

Limitation of Liability and Indemnification of Directors and Officers

Our Certificate provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions and insurance are necessary to attract and retain talented and experienced directors and officers. We also have entered into separate indemnification agreements with each of our directors and executive officers.

Section 203 of the DGCL

As a Delaware corporation, we will be subject to the provisions of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with an “interested stockholder.” In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of the corporation.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 of the DGCL do not apply if any one of the following conditions are met:

●	the business combination takes place more than three years after the interested stockholder became an “interested stockholder;”

●	our Board approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the business combination is approved by our Board and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Section 203 determines “interested stockholder” status by reference to beneficial ownership of outstanding voting stock (shares entitled to vote for directors), not a holder’s percentage of aggregate voting power. Based on current holdings, Jan Goetgeluk and Ugo de Charette each beneficially own more than 15% of our outstanding voting stock and therefore are each (or may each be) an “interested stockholder.” As a result, for three years after any such person became an interested stockholder, we may not enter into a business combination with that person unless an exception applies, including prior approval by our Board or approval by at least two-thirds of the outstanding voting stock not owned by that interested stockholder.